Exhibit 21.1

Synacor, Inc.

List of Subsidiaries

Name	Jurisdiction

NTV Internet Holdings, LLC	Delaware

Synacor Canada, Inc.	Canada

Synacor China, Ltd.	Cayman Islands

Sync Holdings, LLC	Delaware

Zimbra Software, LLC	Texas

Synacor Europe Limited	United Kingdom

Zimbra Technology India Private Limited	India

Zimbra Japan G.K.	Japan

Zimbra Singapore Pte Ltd	Singapore